Filed Pursuant to Rule 424(b)(3) Registration No. 333-216286

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying Prospectus Supplement and Prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 4, 2018 Pricing Supplement dated , 2018 (To Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$             Autocallable Daily Accrual Notes Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index due June 8, 2023

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $               aggregate Principal Amount of our Autocallable Daily Accrual Notes Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index due June 8, 2023 (CUSIP 13605WLF6 / ISIN US13605WLF67) (the “Notes”). The Notes are senior unsecured debt securities of CIBC that do not pay fixed interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described in this pricing supplement.

The Notes provide monthly Coupon Payments, which will accrue daily on each Trading Day at a rate of 6.50% per annum until the earlier of maturity or automatic call if, and only if, the Closing Level of each of the S&P 500® Index and the Russell 2000® Index (each, a “Reference Asset”) on that day is greater than or equal to its respective Coupon Barrier Level.

If the Closing Level of each Reference Asset on any monthly Valuation Date on or after June 4, 2021, other than the Final Valuation Date (each, a “Call Observation Date”), is greater than or equal to its respective Initial Level, we will automatically call the Notes and pay you on the applicable Call Payment Date the Principal Amount plus any accrued and unpaid Coupon Payment and no further amounts will be owed to you.

If the Notes have not been previously called, at maturity, in addition to any accrued and unpaid Coupon Payment, you will also receive:

•                  If the Final Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Trigger Level: the Principal Amount.

•                  If the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level: (A) the Principal Amount plus (B) the Principal Amount multiplied by the Percentage Change of the Lowest Performing Reference Asset.

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof. The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or automated quotation system.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes may not be offered, sold or delivered, directly or indirectly, in Canada or to or for the benefit of residents of Canada in contravention of the securities laws of Canada or any province or territory thereof. Neither this pricing supplement nor the accompanying prospectus and the prospectus supplement may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Investing in the Notes involves risks. See the “Additional Risk Factors” beginning on page PRS-13 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and page 1 of the Prospectus.

	Price to Public	Underwriting Discount and Commission(1)	Proceeds to CIBC
Per Note	100%	%	%
Total	$	$	$

(1)          The total “Underwriting Discount and Commission” and “Proceeds to CIBC” to be specified above will reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date, which may be variable and fluctuate depending on market conditions at such times, but in any event will not exceed 0.50%, or $5.00 per $1,000 Principal Amount of Notes. SG Americas Securities, LLC (the “Agent”) or any dealer selling a Note to an account with respect to which it receives a management fee will forego any commission on such sale, and this may result in holders of such accounts being entitled to purchase the Notes at a price lower than $1,000 per Note, but not less than $995.00 per Note. See “Supplemental Plan of Distribution” on page PRS-32 of this pricing supplement.

Our estimated value of the Notes on the Trade Date, based on our internal pricing models, is expected to be between $965 and $975 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about               , 2018 against payment in immediately available funds.

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the Prospectus dated March 28, 2017 (the “Prospectus”) and the Prospectus Supplement dated March 28, 2017 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, and in the documents referred to in this pricing supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and the Agent has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and the Agent is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of the Agent, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                 Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017 filed with the SEC on March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465917019619/a17-8647_1424b3.htm

PRS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the Prospectus Supplement dated March 28, 2017 and the Prospectus dated March 28, 2017, each filed with the SEC. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Autocallable Daily Accrual Notes Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index due June 8, 2023

Reference Assets:	The S&P 500® Index (ticker “SPX”) (the “SPX”) and the Russell 2000® Index (ticker “RTY”) (the “RTY”)

CUSIP/ISIN:	13605WLF6/US13605WLF67

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:

Currency:	U.S. Dollars

Pricing Date:	June 1, 2018

Trade Date:	Expected to be June 4, 2018

Original Issue Date:	Expected to be June 7, 2018 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be June 5, 2023, subject to postponement as specified in “Certain Terms of the Notes—Market Disruption Events” below.

Maturity Date:

Expected to be June 8, 2023, subject to the Call Feature. If the scheduled Maturity Date is not a Business Day, the Payment at Maturity will be made on the first following Business Day. No additional interest will accrue as a result of a delayed payment. The Maturity Date is subject to postponement as specified in “Certain Terms of the Notes—Market Disruption Events” below.

Coupon Payment:

Unless previously called, on each monthly Coupon Payment Date, you will receive a Coupon Payment, calculated as follows:

Coupon Payment = Principal Amount x Coupon Rate x 30/360 x Accrual Rate

Any Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

A Coupon Payment will be paid to holders of the Notes as of the Record Date, provided that the final Coupon Payment will be paid to holders of the Notes at maturity.

Coupon Rate:	6.50% per annum

PRS-2

Accrual Rate:	With respect to each Coupon Period, Accrual Rate = n/N Where:

“n” means the number of Trading Days within the relevant Coupon
Period on which the Closing Level of each Reference Asset is at or above its respective Coupon Barrier Level, provided that if a Market Disruption Event occurs or is continuing on a Trading Day with respect to either Reference Asset, the Closing Levels of both Reference Assets on that day will be disregarded for purpose of determining “n”.
“N” means the number of Trading Days within a Coupon Period on which no Market Disruption Event occurs or is continuing with respect to either Reference Asset.

Coupon Barrier Level:	With respect to the SPX: 2,187.70 (80% of its Initial Level, rounded to two decimal places). With respect to the RTY: 1,318.386 (80% of its Initial Level, rounded to three decimal places).

Coupon Payment Dates:

Monthly, the third Business Day following the relevant Valuation Date, beginning on July 9, 2018 and ending on the Maturity Date. If the relevant Valuation Date is also a Call Observation Date and that Call Observation Date is postponed as specified in “Certain Terms of the Notes—Market Disruption Events” below, the relevant Coupon Payment Date will be the third Business Day following the relevant Call Observation Date, as postponed.

Coupon Period:

The first Coupon Period will be from, and excluding, the Trade Date to, but including, the scheduled first Valuation Date. Each subsequent Coupon Period will be the period between two successive scheduled Valuation Dates, from, and excluding, one Valuation Date to, but including, the immediately following Valuation Date.  For the avoidance of doubt, if a scheduled Call Observation Date (also a Valuation Date) or the scheduled Final Valuation Date is postponed as specified in “Certain Terms of the Notes—Market Disruption Events” below, the relevant Coupon Period will not be adjusted.

Valuation Dates:	Monthly, the 4th calendar day of each month, beginning on July 4, 2018 and ending on the Final Valuation Date.

Day Count Convention:	30/360

Record Date:	The fifteenth calendar day, whether or not a Business Day, immediately preceding the related Coupon Payment Date.

Call Feature:

If the Closing Level of each Reference Asset on any Call Observation Date is greater than or equal to its respective Initial Level, we will automatically call the Notes and pay you on the applicable Call Payment Date the Principal Amount plus any accrued and unpaid Coupon Payment and no further amounts will be owed to you.

If the Notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the Notes after such Call Payment Date. You will not receive any notice from us if the Notes are automatically called.

Call Observation Date:	The Valuation Dates on or after June 4, 2021 (other than the Final Valuation Date), subject to postponement as specified in “Certain Terms of the Notes—Market Disruption Events” below.

PRS-3

Call Payment Date:	The relevant Coupon Payment Date.

Payment at Maturity:

If the Notes have not been previously called, in addition to any accrued and unpaid Coupon Payment, you will receive:

•                  If the Final Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Trigger Level:

Principal Amount

•                  If the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level:

Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Reference Asset)

If the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level, you will lose a portion of the Principal Amount in an amount equal to the Percentage Change of the Lowest Performing Reference Asset. Accordingly, you could lose up to 100% of the Principal Amount. Even with any Coupon Payments, the return on the Notes may be negative.

Downside Trigger Level:	With respect to the SPX: 1,640.77 (60% of its Initial Level, rounded to two decimal places). With respect to the RTY: 988.790 (60% of its Initial Level, rounded to three decimal places).

Lowest Performing Reference Asset:	The Reference Asset that has the lowest Percentage Change.

Percentage Change:

With respect to each Reference Asset, the “Percentage Change,” expressed as a percentage, is calculated as follows:

Final Level – Initial Level
Initial Level

For the avoidance of doubt, the Percentage Change may be a negative value.

Initial Level:	2,734.62 with respect to the SPX and 1,647.983 with respect to the RTY, each of which was its respective Closing Level on the Pricing Date.

Final Level:	With respect to each Reference Asset, its Closing Level on the Final Valuation Date.

Closing Level:

For any date of determination, the “Closing Level” of each Reference Asset will be the closing level of such Reference Asset published on the applicable Bloomberg page or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Closing Level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “Certain Terms of the Notes—Market Disruption Events,” “—Adjustments to a Reference Asset,” “—Discontinuance of a Reference Asset” and “—Appointment of Independent Calculation Experts” in this pricing supplement.

The applicable Bloomberg pages for the Reference Assets as of the date of this pricing supplement are:

PRS-4

• SPX <Index>; and • RTY <Index>.

Principal at Risk:	You will lose some or all of the Principal Amount at maturity if the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Fees and Expenses:

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risk Factors—The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices” in this pricing supplement.

Trading Day:	A “Trading Day” means a day on which the principal trading market for each of the Reference Assets is open for trading.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes.

Certain U.S. Benefit Plan Investor Considerations:	For a discussion of benefit plan investor considerations, please see “Certain U.S. Benefit Plan Investor Considerations” in the accompanying Prospectus.

Clearance and Settlement:

We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

PRS-5

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-7 of the accompanying Prospectus Supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENTS ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, ARE SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

PRS-6

INVESTOR SUITABILITY

The Notes may be suitable for you if:

•                  You seek an investment with monthly Coupon Payments that accrues daily on each Trading Day at a rate of 6.50% per annum until the earlier of maturity or automatic call, if, and only if, the Closing Level of each Reference Asset on that day is greater than or equal to its respective Coupon Barrier Level.

•                  You are willing to accept the risk of losing up to 100% of the Principal Amount at maturity if the Notes are not called and if the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level.

•                  You do not seek certainty of current income over the term of the Notes, and you are willing to accept the risk that you may not receive any Coupon Payment on one or more, or any, monthly Coupon Payment Dates during the term of the Notes.

•                  You understand that the Notes may be automatically called prior to maturity and that the term of the Notes may be as short as approximately three years, or you are otherwise willing to hold the Notes to maturity.

•                  You understand that the return on the Notes will depend solely on the performance of the Reference Asset that is the Lowest Performing Reference Asset on each Trading Day during a Coupon Period, including the Final Valuation Date, and that you will not benefit in any way from the performance of the better performing Reference Asset.

•                  You understand that the Notes are riskier than alternative investments linked to only one of the Reference Assets or linked to a basket composed of the Reference Assets.

•                  You are willing to forgo participation in any appreciation of any Reference Asset.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•                  You are not familiar with the equities markets represented by the Reference Asset or do not understand the complex factors affecting these equities markets.

•                  You anticipate that the Notes will not be automatically called and that the Final Level of the Lowest Performing Reference Asset will be less than its Downside Trigger Level.

•                  You are unwilling to accept the risk of losing up to 100% of the Principal Amount at maturity if the Notes are not called and if the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level on the Final Valuation Date.

•                  You prefer to receive guaranteed fixed coupon payments during the term of the Notes or you seek a coupon rate higher than 6.50% per annum.

•                  You seek exposure to the upside performance of any or each Reference Asset.

•                  You are unwilling to purchase the Notes with an estimated value as of the Trade Date that is lower than the Principal Amount.

•                  You seek exposure to a basket composed of the Reference Assets or a similar investment in which the overall return is based on a blend of the performances of the Reference Assets, rather than solely on the Lowest Performing Reference Asset.

•                  You are unwilling to have the Notes automatically called prior to maturity.

•                  You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 100% of the Principal Amount.

•                  You seek a liquid investment or are unable or unwilling to hold the Notes to maturity.

•                  You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to an investment in the Notes.

PRS-7

CERTAIN TERMS OF THE NOTES

Market Disruption Events

If a scheduled Call Observation Date or the scheduled Final Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event occurs or is continuing with respect to a Reference Asset on that day, the Closing Level of that Reference Asset for that day will be its Closing Level on the following Trading Day on which no Market Disruption Event occurs with respect to that Reference Asset, unless a Market Disruption Event occurs on each of the eight following scheduled Trading Days. In that case, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of that Reference Asset that would have prevailed in the absence of the Market Disruption Event in respect of that Reference Asset on that eighth scheduled Trading Day. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset on a scheduled Call Observation Date or the scheduled Final Valuation Date, as applicable, the determination of that Reference Asset’s Closing Level as of that day will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Asset occurring on that date.

If a scheduled Call Observation Date or the scheduled Final Valuation Date is postponed, the relevant Coupon Payment Date or the Maturity Date will be the third Business Day following the relevant Call Observation Date or the Final Valuation Date, as postponed. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Coupon Period.

A “Market Disruption Event” means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to any of the Reference Assets:

•                  a suspension, absence or limitation of trading by the primary market or otherwise relating to the securities which then comprise 20% or more of the level of such Reference Asset, as determined by the Calculation Agent;

•                  a suspension, absence or limitation of trading in futures or options contracts relating to that Reference Asset  in the primary market for those contracts, as determined by the Calculation Agent;

•                  any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset in its primary market;

•                  the closure on any day of the primary market for futures or options contracts relating to the Reference Asset on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•                  any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts relating to the Reference Asset are traded, fails to open for trading during its regular trading session; or

•                  any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

PRS-8

Adjustments to a Reference Asset

If at any time the sponsor or publisher of any Reference Asset (each, a “Sponsor”) makes a material change in the formula for or the method of calculating the Reference Asset, or in any other way materially modifies the Reference Asset (other than a modification prescribed in that formula or method to maintain the Reference Asset in the event of changes in constituent stock and capitalization and other routine events), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Closing Level of the Reference Asset is to be calculated, calculate a substitute Closing Level of the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the change, but using only those securities that comprised the Reference Asset immediately prior to that change. Accordingly, if the method of calculating the Reference Asset is modified so that the level of the Reference Asset is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Reference Asset in order to arrive at a level of the Reference Asset as if it had not been modified.  Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

Discontinuance of a Reference Asset

If a Sponsor discontinues publication of a Reference Asset, and such Sponsor or another entity publishes a successor or substitute equity index that the Calculation Agent determines, in its sole discretion, to be comparable to the Reference Asset (a “successor equity index”), then, upon the Calculation Agent’s notification of that determination to the trustee and Canadian Imperial Bank of Commerce, the Calculation Agent will substitute the successor equity index as calculated by the relevant Sponsor or any other entity to calculate the Closing Level of the Reference Asset on any future Trading Day. Upon any selection by the Calculation Agent of a successor equity index, Canadian Imperial Bank of Commerce will cause notice to be given to holders of the Notes.

In the event that a Sponsor discontinues publication of a Reference Asset prior to, and the discontinuance is continuing on, any Trading Day and the Calculation Agent determines that no successor equity index is available at such time, the Calculation Agent will calculate a substitute closing level for the affected Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the discontinuance, but using only those securities that comprised the Reference Asset immediately prior to that discontinuance. If a successor equity index is selected or the Calculation Agent calculates a level as a substitute for the Reference Asset, the successor equity index or level will be used as a substitute for the Reference Asset for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If on any Trading Day, a Sponsor fails to calculate and announce the level of the Reference Asset, the Calculation Agent will calculate a substitute Closing Level of the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the failure, but using only those securities that comprised the Reference Asset immediately prior to that failure; provided that, if a Market Disruption Event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by any Sponsor to calculate and announce the level of, the applicable Reference Asset may adversely affect the value of the Notes.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “—Market Disruption Events,” “—Adjustments to a Reference Asset,” or “Discontinuance of a Reference Asset” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which the securities included in the affected Reference Asset are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes.

PRS-9

Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities—Events of Default” in the accompanying Prospectus) with respect to the Notes, the default amount payable will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date and the Final Valuation Date were the third Trading Day prior to the Maturity Date, as accelerated.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities—Events of Default” beginning on page 7 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

PRS-10

HYPOTHETICAL COUPON PAYMENTS

The table below is for illustrative purposes only. The amount of a monthly Coupon Payment will be determined based on the total number of Trading Days in each monthly Coupon Period on which the Closing Level of each Reference Asset is greater than or equal to it Coupon Barrier Level. For illustrative purposes, the table below assumes that the Coupon Period contains 22 Trading Days. The actual amount of a monthly Coupon Payment will depend on the actual number of Trading Days in a Coupon Period and the actual Closing Level of each Reference Asset on each Trading Day during that Coupon Period as compared to its respective Coupon Barrier Level. Any payments on the Notes are subject to our credit risk. The numbers in the hypothetical examples may be rounded for ease of analysis.

The number of Trading Days on which the Closing Level of each Reference Asset is at or above its respective Coupon Barrier Level	Coupon Payment for that Coupon Period
0	$0.00 ($1,000 x 6.50% x 30/360 x 0/22)
5	$1.23 ($1,000 x 6.50% x 30/360 x 5/22)
10	$2.46 ($1,000 x 6.50% x 30/360 x 10/22)
15	$3.69 ($1,000 x 6.50% x 30/360 x 15/22)
20	$4.92 ($1,000 x 6.50% x 30/360 x 20/22)
22	$5.42 ($1,000 x 6.50% x 30/360 x 22/22)

The second column in the table demonstrates that if the Closing Level of any Reference Asset is less than its Coupon Barrier Level on one or more Trading Days during the relevant Coupon Period, you will receive a lower or no Coupon Payment for that Coupon Period.

Note that in the event of an automatic early call, the Notes will cease to be outstanding on the related Call Payment Date and you will have no further rights to any payments under the Notes after such Call Payment Date.

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HYPOTHETICAL PAYMENT AT MATURITY

Set forth below are three examples of calculations of the Payment at Maturity, assuming that the Notes have not been automatically called prior to maturity, and assuming the hypothetical Initial Levels, Coupon Barrier Levels, Downside Trigger Levels and Final Levels for each of the Reference Assets indicated in the examples. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis.

Example 1. The Final Level of the Lowest Performing Reference Asset on the Final Valuation Date is greater than its Initial Level. As a result, the Payment at Maturity is equal to the Principal Amount plus any accrued and unpaid Coupon Payment:

	S&P 500® Index (SPX)	Russell 2000® Index (RTY)
Hypothetical Initial Level	2,000.00	1,000.00
Hypothetical Coupon Barrier Level	1,600.00	800.00
Hypothetical Downside Trigger Level	1,200.00	600.00
Hypothetical Final Level	3,000.00	2,000.00

Step 1: Determine which of the Reference Assets is the Lowest Performing Reference Asset on the Final Valuation Date.

In this example, SPX has the lowest hypothetical Closing Level as a percentage of its hypothetical Initial Level and is, therefore, the Lowest Performing Reference Asset on the Final Valuation Date.

Step 2: Determine the Payment at Maturity based on the Final Level of the Lowest Performing Reference Asset on the Final Valuation Date.

Since the hypothetical Final Level of the Lowest Performing Reference Asset is greater than its hypothetical Downside Trigger Level, the Payment at Maturity would equal the Principal Amount plus any accrued and unpaid Coupon Payment. Although the hypothetical Final Level of the Lowest Performing Reference Asset is significantly greater than its hypothetical Initial Level in this scenario, the Payment at Maturity will not exceed the Principal Amount plus any accrued and unpaid Coupon Payment. In addition to any Coupon Payments received during the term of the Notes, on the Maturity Date you would receive $1,000.00 per Note.

Example 2. The Final Level of the Lowest Performing Reference Asset on the Final Valuation Date is less than its Initial Level but greater than its Downside Trigger Level. As a result, the Payment at Maturity is equal to the Principal Amount plus any accrued and unpaid Coupon Payment:

	S&P 500® Index (SPX)	Russell 2000® Index (RTY)
Hypothetical Initial Level	2,000.00	1,000.00
Hypothetical Coupon Barrier Level	1,600.00	800.00
Hypothetical Downside Trigger Level	1,200.00	600.00
Hypothetical Final Level	1,300.00	2,400.00

Step 1: Determine which of the Reference Assets is the Lowest Performing Reference Asset on the Final Valuation Date.

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In this example, SPX has the lowest hypothetical Closing Level as a percentage of its hypothetical Initial Level and is, therefore, the Lowest Performing Reference Asset on the Final Valuation Date.

Step 2: Determine the Payment at Maturity based on the Final Level of the Lowest Performing Reference Asset on the Final Valuation Date.

Since the hypothetical Final Level of the Lowest Performing Reference Asset is less than its hypothetical Initial Level but greater than its hypothetical Downside Trigger Level, the Payment at Maturity would equal the Principal Amount plus any accrued and unpaid Coupon Payment. In addition to any Coupon Payments received during the term of the Notes, on the Maturity Date you would receive $1,000.00 per Note.

Example 3. The Final Level of the Lowest Performing Reference Asset on the Final Valuation Date is less than its Downside Trigger Level. As a result, the Payment at Maturity is less than the Principal Amount of your Notes, but the accrued and unpaid Coupon Payment is still payable:

	S&P 500® Index (SPX)	Russell 2000® Index (RTY)
Hypothetical Initial Level	2,000.00	1,000.00
Hypothetical Coupon Barrier Level	1,600.00	800.00
Hypothetical Downside Trigger Level	1,200.00	600.00
Hypothetical Final Level	1,800.00	500.00

Step 1: Determine which of the Reference Assets is the Lowest Performing Reference Asset on the Final Valuation Date.

In this example, RTY has the lowest hypothetical Closing Level as a percentage of its hypothetical Initial Level and is, therefore, the Lowest Performing Reference Asset on the Final Valuation Date.

Step 2: Determine the Payment at Maturity based on the Final Level of the Lowest Performing Reference Asset on the Final Valuation Date.

Since the hypothetical Final Level of the Lowest Performing Reference Asset is less than its hypothetical Downside Trigger Level, you would lose a portion of the Principal Amount of your Notes and receive the Payment at Maturity equal to $500.00 per Note plus any accrued and unpaid Coupon Payment, calculated as follows:

Principal Amount + (Principal Amount × Percentage Change)

=$1,000.00 + ($1,000 × -50.00%)

= $1,000.00 + (-500)

= $500.00

These examples illustrate that you will not participate in any appreciation of any of the Reference Assets, but will be fully exposed to a decrease in the Lowest Performing Reference Asset if the Final Level of the Lowest Performing Reference Asset on the Final Valuation Date is less than its Downside Trigger Level, even if the Final Level of the other Reference Asset has appreciated or has not declined below its respective Downside Trigger Level. Accordingly, you could lose up to 100% of the Principal Amount. Even with any Coupon Payments, the return on the Notes may be negative.

To the extent that the Initial Level, Coupon Barrier Level, Downside Trigger Level and Final Level of each of the Reference Assets differs from the values assumed above, the results indicated above would be different.

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ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Prospectus and Prospectus Supplement.

The Notes Do Not Guarantee Any Return Of Principal; You May Lose All Or A Substantial Portion Of The Principal Amount Of Your Notes.

The Notes do not guarantee any return of principal. The repayment of any principal on the Notes at maturity depends on the Final Level of the Reference Assets. Subject to the automatic call and the credit risk of the Bank, the Bank will only repay you the full Principal Amount of your Notes if the Final Level of the Lowest Performing Reference Asset is equal to or greater than its Downside Trigger Level. If the Final Level of the Lowest Performing Reference Asset is less than its Downside Trigger Level, you will lose a portion of the Principal Amount in an amount equal to the Percentage Change of the Lowest Performing Reference Asset from its Initial Level. Accordingly, you could lose up to 100% of the Principal Amount. Even with any Coupon Payments, the return on the Notes could be negative.

The Automatic Call Feature Limits Your Potential Return.

If the Notes are called, which may occur as early as June 4, 2021, you will receive the Principal Amount of your Notes plus any final accrued and unpaid Coupon Payments. If the Notes are automatically called, you will lose the opportunity to continue to potentially accrue and be paid Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the Notes could be minimal. Because of the automatic call feature, the term of your investment in the Notes may be limited to a period that is shorter than the original term of the Notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Coupon Payment Dates, Or Even Throughout The Entire Term Of The Notes.

It is possible that the Closing Level of at least one Reference Asset will be less than its Coupon Barrier Level for so many Trading Days during any Coupon Period that the Coupon Payment for the relevant Coupon Period will be less than the amount that would be paid on an ordinary debt security. The Coupon Payment for one or more Coupon Periods may be zero. If the Closing Level of at least one Reference Asset is less than its Coupon Barrier Level on each Trading Day from the Trade Date to the Final Valuation Date, you will not receive any Coupon Payment on the Notes. In addition, if the Closing Level of a Reference Asset is less than its Coupon Barrier Level on any Trading Day during a Coupon Period, the market value of the Notes may decrease and you may receive substantially less than the Principal Amount if you wish to sell your Notes at that time.

Your Return On The Notes Will Be Limited To The Coupon Payments Paid On The Notes, If Any, And The Investors Will Not Participate In Any Appreciation In The Level Of Either Reference Asset.

The return on the Notes will be limited to the monthly Coupon Payments that are payable with respect to each Coupon Period during the term of the Notes, if any, regardless of any increase in the level of either Reference Asset. Therefore, if the appreciation of the Reference Assets exceeds the sum of the Coupon Payments made to you, if any, the Notes will underperform an investment in securities linked to each of the Reference Assets providing full participation in the appreciation. Accordingly, the return on the Notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Assets.

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Your Return On The Notes Will Depend Solely On The Performance Of The Reference Asset That Is The Lowest Performing Reference Asset On Each Trading Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Reference Asset.

Your return on the Notes will depend solely on the performance of the Reference Asset that is the Lowest Performing Reference Asset on each Trading Day. Although it is necessary for each Reference Asset to close at or above its respective Coupon Barrier Level on a Trading Day in order for the relevant monthly Coupon Payment to accrue on that day and to close above its respective Downside Trigger Level on the Final Valuation Date for you to be repaid the Principal Amount of your Notes at maturity, you will not benefit in any way from the performance of the better performing Reference Asset. The Notes may underperform an alternative investment linked to a basket composed of the Reference Assets, since in such case the performance of the better performing Reference Asset would be blended with the performance of the Lowest Performing Reference Asset, resulting in a better return than the return of the Lowest Performing Reference Asset alone. You should not invest in the Notes unless you understand and are willing to accept the full downside risks of the Least Performing Reference Asset.

Your Return May Be Lower Than The Return On A Conventional Debt Security Of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the securities included in one or more of the Reference Assets. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

If The Levels Of The Reference Assets Change, The Market Value Of Your Notes May Not Change In The Same Manner.

Your Notes may trade quite differently from the performance of the Reference Assets. Changes in the level of the Reference Assets may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price At Which The Notes May Be Sold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased” below.

We Have No Affiliation With The Sponsor Of Any Of The Reference Assets And Have Not Independently Verified Their Public Disclosure Of Information.

The Sponsor of each Reference Asset is not an affiliate of the Bank and is not involved in any of the Bank’s offerings of Notes pursuant to this pricing supplement in any way. Consequently, we have no control of the actions of the Sponsors of the Reference Assets, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the applicable Reference Asset. The Sponsors of the Reference Assets have no obligation to consider your interest as an investor in the Notes in taking any actions that might affect the value of the Notes. None of the money you pay for the Notes will go to the Sponsors of the Reference Assets.

In addition, as we are not affiliated with the Sponsors of the Reference Assets, we do not assume any responsibility for the adequacy of the information about the Reference Assets or their Sponsors contained in this pricing supplement. We are not responsible for any Sponsor’s public disclosure of information on itself or the applicable Reference Asset. As an investor in the Notes, you should make your own investigation into the Reference Assets.

An Investment In The Notes Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large capitalization companies. As a result, the Russell 2000® Index may be more volatile than an equity index that does not track solely small capitalization stocks. Stock prices of small capitalization companies are also generally more vulnerable than those of large capitalization companies to adverse business and economic developments, and the stocks of small capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established

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and less stable financially than large capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

You Must Rely On Your Own Evaluation Of The Merits Of An Investment Linked To The Reference Assets.

In the ordinary course of business, we, the Agent or our respective affiliates may have expressed views on expected movements in the Reference Assets, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Reference Assets may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Assets from multiple sources, and you should not rely solely on views expressed by us, the Agent or our respective affiliates. For additional information, see “Information Regarding the Reference Assets” in this pricing supplement and the public disclosures made by the Sponsors.

The Historical Performance Of The Reference Assets Should Not Be Taken As An Indication Of Their Future Performance.

The levels of the Reference Assets will determine the amount to be paid on the Notes at maturity and whether the Notes will be called prior to maturity. The historical performance of the Reference Assets does not necessarily give an indication of their future performance. As a result, it is impossible to predict whether the levels of the Reference Assets will rise or fall during the term of the Notes. The levels of the Reference Assets will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business And Trading Activities May Create Conflicts With Your Interests And Could Potentially Adversely Affect The Value Of The Notes.

We, the Agent or one or more of our respective affiliates, may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, the Agent or one or more of our respective affiliates, may have in our or their proprietary account. We, the Agent and our respective affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, the Agent and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this pricing supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

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The Calculation Agent Can Postpone The Determination Of A Closing Level On A Call Observation Date Or The Final Level If A Market Disruption Event Occurs.

The determination of a Closing Level on a Call Observation Date or the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on any scheduled Call Observation Date or the scheduled Final Valuation Date, as applicable, with respect to one or more Reference Assets. If a Market Disruption Event occurs or is continuing with respect to a Reference Asset on a scheduled Call Observation Date or the scheduled Final Valuation Date, as applicable, the Closing Level of that Reference Asset for that day will be its Closing Level on the following Trading Day on which no Market Disruption Event occurs with respect to that Reference Asset, unless a Market Disruption Event occurs on each of the eight following scheduled Trading Days. In that case, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level for each affected Reference Asset that would have prevailed in the absence of the Market Disruption Event in respect of such Reference Asset on that eighth scheduled Trading Day. See “Certain Terms of the Notes—Market Disruption Events” in this pricing supplement. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts” in this pricing supplement.

There Are Potential Conflicts Of Interest Between You And The Calculation Agent.

The Calculation Agent will, among other things, determine each Coupon Payment, whether the Notes are automatically called and the Payment at Maturity if the Notes are not called. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting one or more Reference Assets has occurred, and make certain adjustments with respect to the Reference Assets if certain events occur. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts” in this pricing supplement.

No Assurance That The Investment View Implicit In The Notes Will Be Successful.

It is impossible to predict with certainty whether and the extent to which the levels of the Reference Assets will rise or fall. There can be no assurance that the Closing Level of either Reference Asset on a Trading Day will be greater than or equal to its Coupon Barrier Level or the Final Level of the Lowest Performing Reference Asset will be greater than its Downside Trigger Level. The level of a Reference Asset may be influenced by complex and interrelated political, economic, financial and other factors that affect the securities included in that Reference Asset. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Assets in particular, and the risk of losing some or all of the Principal Amount.

Furthermore, we cannot give you any assurance that the future performance of the Reference Assets will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Assets would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Assets” in this pricing supplement for further information regarding the historical performance of the Reference Assets.

The Notes Are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in

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the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment Is Subject To The Credit Risk Of The Bank.

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of any Principal Amount at maturity or on a Call Payment Date, as applicable, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the Prospectus.

The indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price At Which The Notes May Be Sold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the levels of the Reference Assets over the full term of the Note, (ii) volatility of the levels of the Reference Assets and the market’s perception of future volatility of the levels of the Reference Assets, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, the price of the Notes may be impacted by the fact that the Notes may be automatically called prior to maturity. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the automatic call feature of the Notes and thus may not reflect the rate at which a note without an automatic call feature might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive up to 100% less than the original issue price if you sell your Notes prior to maturity.

The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by the Agent as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Estimated Value Of The Notes Will Be Lower Than The Original Issue Price (Price To Public) Of The Notes.

The Bank’s initial estimated value is only an estimate using several factors. The original issue price of the Notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the Notes, as well as

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hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates.

The Bank’s initial estimated value of the Notes is only an estimate, which is determined by reference to the Bank’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, including the levels of the Reference Assets, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the Agent or any other party would be willing to buy the Notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the Agent or any other party would be willing to buy the Notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the Notes and the initial estimated value of the Notes on the Trade Date and could have an adverse effect on any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Hedging Activities By The Bank May Negatively Impact Investors In The Notes And Cause Our Respective Interests And Those Of Our Clients And Counterparties To Be Contrary To Those Of Investors In The Notes.

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Assets. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Assets, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Final Valuation Date.

Any of these hedging activities may adversely affect the price of the Reference Assets and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed On Any Securities Exchange Or Any Inter-Dealer Quotation System; There May Be No Secondary Market For The Notes; Potential Illiquidity Of The Secondary Market; Holding Of The Notes By The Agent Or Its Or Our Affiliates And Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer

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quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, the Agent or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the Agent or any of its affiliates are willing to transact. If none of the Agent or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the Principal Amount of the Notes being offered may not be purchased by investors in the initial offering, and the Agent or one or more of its or our affiliates may agree to purchase any unsold portion. The Agent or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by the Agent or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured By Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

The Tax Treatment Of The Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

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INFORMATION REGARDING THE REFERENCE ASSETS

Included in the following pages is a brief description of each of the Reference Assets. This information has been obtained from publicly available sources.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of each of the Reference Assets should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Levels of the Reference Assets at any time. We cannot give you assurance that the performance of the Reference Assets will result in any positive return on your initial investment.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying Prospectus or Prospectus Supplement. We have not independently verified any of the information herein obtained from outside sources.

This pricing supplement relates only to the Notes offered hereby and does not relate to the Reference Assets or the securities included in any of the Reference Assets. We have derived any and all disclosure contained in this pricing supplement regarding each of the Reference Assets from publicly available information. We do not make any representation that such publicly available information is accurate or complete.

The S&P 500® Index

The S&P 500® Index (the “SPX”) is published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or “S&P”), and is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market. The SPX covers approximately 75% of the United States equity market by market capitalization.

The calculation of the value of the SPX (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the “Market Value” of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Eleven main groups of companies constitute the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of May 31, 2018 indicated in parentheses: Information Technology (26.0%), Financials (14.2%), Health Care (13.9%), Consumer Discretionary (12.9%), Industrials (9.9%), Consumer Staples (6.7%), Energy (6.3%), Materials (2.8%), Utilities (2.8%), Real Estate (2.7%) and Telecommunication Services (1.8%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Index Computation

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

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In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX.  Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX.  If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructuring or spinoffs.  Some corporate actions, such as stock splits and stock dividends require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At S&P’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

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Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change.  IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Historical Data

The following graph sets forth daily Closing Levels of the SPX for the period from January 1, 2008 to June 1, 2018. The Closing Level of the SPX on June 1, 2018 was 2,734.62.

License Agreement

We and S&P Dow Jones Indices LLC have entered into a non-transferable, non-exclusive license agreement providing for the sublicense to us, in exchange for a fee, of the right to use the SPX in connection with the issuance of the Notes.

The license agreement between us and S&P Dow Jones Indices LLC provides that the following language must be stated in this pricing supplement:

“The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Canadian Imperial Bank of Commerce. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Canadian Imperial Bank of Commerce. The Notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in securities particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Canadian Imperial Bank of Commerce with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Canadian Imperial Bank of Commerce or the Notes. S&P Dow Jones Indices have no obligation to take the needs of Canadian Imperial Bank of Commerce or the owners of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the S&P 500® Index will accurately

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track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Canadian Imperial Bank of Commerce, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY CANADIAN IMPERIAL BANK OF COMMERCE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CANADIAN IMPERIAL BANK OF COMMERCE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.”

The Russell 2000® Index

The Russell 2000® Index (the “RTY”) was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the ‘Russell 3000 Index’), the RTY consists of the smallest 2,000 companies included in the Russell 3000 Index. The Russell 3000 Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.

Index Composition

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are primarily derived for the cross-comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation (“BDI”) country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar,

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Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the rank day, but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

Historical Data

The following graph sets forth daily Closing Levels of the RTY for the period from January 1, 2008 to June 1, 2018. The Closing Level of the RTY on June 1, 2018 was 1,647.983.

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License Agreement

We have entered into a non-exclusive license agreement with FTSE Russell whereby we, in exchange for a fee, are permitted to use the RTY and its related trademarks in connection with certain securities, including the Notes. We are not affiliated with FTSE Russell; the only relationship between FTSE Russell and us is any licensing of the use of FTSE Russell’s indices and trademarks relating to them.

The license agreement between FTSE Russell and us provides that the following language must be set forth when referring to any FTSE Russell Indexes or the FTSE Russell trademarks in this pricing supplement:

“‘Russell 2000® Index’ and ‘Russell 3000® Index’ are trademarks of FTSE Russell and have been licensed for use by Canadian Imperial Bank of Commerce. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in these securities particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the Notes upon which the RTY is based.

FTSE Russell’s only relationship to Canadian Imperial Bank of Commerce and its affiliates is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY which is determined, composed and calculated by FTSE Russell without regard to Canadian Imperial Bank of Commerce and its affiliates or the securities. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the securities.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CANADIAN IMPERIAL BANK OF COMMERCE AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

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USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the payments on the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors—The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices” and “Additional Risk Factors—Certain Business And Trading Activities May Create Conflicts With Your Interests And Could Potentially Adversely Affect The Value Of The Notes” in this pricing supplement.

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THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which the Agent or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates” in this pricing supplement.

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value Of The Notes Will Be Lower Than The Original Issue Price (Price To Public) Of The Notes” in this pricing supplement.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder. If you are not a U.S. Holder, please consult your own tax advisor.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. We will report any Coupon Payment that is paid by us (including on the Maturity Date or upon an exercised call on a Call Payment Date) as includible in your income as ordinary income, taxable to you in accordance with your regular method of accounting for U.S. federal income tax purposes. If, however, you use the accrual method of accounting and keep applicable financial statement, you may be required to recognize income on the Notes before their maturity.

Additionally, you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time (excluding the amount attributable to any Coupon Payment which is treated as ordinary income) and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the Maturity Date.

Alternative Treatments. As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

For example, the Notes may be properly treated as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Asset written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this latter treatment is proper and will be respected for U.S. federal income tax purposes.

If the Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of the Notes is treated as issued for the Principal Amount of the Notes (if you are an initial purchaser) and that interest payments on the Notes are treated in part as payments of interest and in part as payments for the Put Option. Under this characterization, a percentage of each Coupon Payment would be treated as an interest payment for U.S. federal income tax purposes and a percentage of each Coupon Payment would be treated as payment for the Put Option for U.S. federal income tax purposes. The percentage treated as an interest payment

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for U.S. federal income tax purposes generally would equal our customary market borrowing rate for this type of instrument without taking into account the Reference Assets and associated terms, the remaining percentage of the Coupon Payment would be in consideration of the Put Option.

If you receive the cash payment of the full Principal Amount of your Notes upon the call or maturity, such payment is likely treated as (i) payment in full of the Principal Amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of the Notes) and (ii) the lapse of the Put Option which likely results in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph. If you receive a cash payment upon the maturity of your Notes (excluding cash received as interest) of less than the full Principal Amount of your Notes, such payment would likely be treated as (i) payment in full of the Principal Amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the Principal Amount of your Notes over the amount that you received upon the maturity of the Notes (excluding cash received as interest) in order to settle the Put Option. If the amount paid to you for the Put Option and deferred as described in the preceding paragraph is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference.

Upon the sale of Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the Principal Amount of the Notes if you are an initial purchaser of the Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of the Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

If you are a secondary purchaser of Notes, you would be required to allocate your purchase price for Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the Principal Amount of your Notes, you may be subject to the market discount or amortizable bond premium rules. The rules regarding market discount and bond premium are complex and therefore you are urged to consult your tax advisors regarding these rules. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Notes that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for the Notes, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the fourth preceding paragraph) in an amount equal to such excess.

Another possible alternative treatment is that a Note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of a Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your note. You would recognize gain or loss upon the sale, call or maturity of the Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Note. In general, your adjusted basis in the Note would be equal to the amount you paid for the Note, increased by the amount of interest you previously accrued (but remained unpaid) with respect to the Note. Any gain you recognize upon the sale, call or maturity of the Note would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of

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interest you included in income in the current or previous taxable years with respect to the Note, and thereafter would be capital loss.

If a Note is treated as a contingent payment debt instrument and you purchase a Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase a Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

In 2008, the Internal Revenue Service released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury have been considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above.

We do not believe that the “constructive ownership transaction” rules of Section 1260 of the Code apply to this offering.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus.

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CERTAIN CANADIAN INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We and SG Americas Securities, LLC, as Agent, have entered into a distribution agreement with respect to the Notes. Subject to certain conditions, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to withdraw, cancel or modify the offer made by this pricing supplement without notice and have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase the Notes.

From time to time, the Agent and its affiliates have engaged, and in the future may engage, in transaction with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the Agent or one of its affiliates may be our swap provider or swap counterparty for a hedge relating to our obligations under the Notes.

In the future, the Agent and its affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or otherwise.

The Agent proposes to offer the Notes to certain securities dealers, including securities dealers acting as custodians, at the original offering price of the Notes less a concession not in excess of $5 per Note. The Agent or any dealer selling a Note to an account with respect to which it receives a management fee will forego any commission on such sale, and this may result in holders of such accounts being entitled to purchase the Notes at a price lower than $1,000 per Note, but not less than $995 per Note.

If the Notes were priced today, the Agent’s commission and structuring and development costs would total approximately $5 per Note. The actual commission and structuring and development costs will be set forth in the final pricing supplement when the final terms of the Notes are determined. In no event will the Agent’s commission and structuring and development costs together exceed $5 per Note.

The original offering price of the Notes includes the Agent’s commission, the structuring and development costs received by the Agent and the projected profit that our hedge counterparties expect to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. We expect to hedge our obligations through an affiliate of the Agent, one of our affiliates and/or another unaffiliated counterparty. Because hedging our obligations entails risks and may be influenced by market forces beyond the counterparties’ control, such hedging may result in a profit that is more or less than expected, or could result in a loss. The Agent’s commission, structuring and development costs and projected profit of our hedge counterparties reduce the economic terms of the Notes. In addition, the fact that the original offering price includes these items is expected to adversely affect the secondary market prices of the Notes. These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transaction. See “Use of Proceeds and Hedging” herein.

The Notes are new issues of securities with no established trading markets. The Notes will not be listed on a national securities exchange. The Agent may make a market for the Notes, as applicable laws and regulations permit, but is not obligated to do so and may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

We will deliver the Notes against payment therefor in New York, New York on              , 2018, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes are expected to settle in three business days (T + 3), to specify alternative settlement arrangements to prevent a failed settlement.

Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at DTC and, to the extent any secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

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Canadian Imperial Bank of Commerce has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933. We have agreed to pay certain expenses of the Agent in connection with the offering of the Notes.

No action has been or will be taken by Canadian Imperial Bank of Commerce, the Agent or any broker-dealer affiliates of either party that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying Prospectus Supplement and Prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying Prospectus Supplement and Prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Canadian Imperial Bank of Commerce, the Agent or any broker-dealer affiliates of either party.

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